Wayne Junction Revitalization Project



Locations	4811, 4701, 4530 Germantown Avenue. 133, 137-45 Berkley Street. 212-20 Roberts Avenue. 4530-4532 Wayne Avenue.
Approximate Project Cost	$12 million
Size	122,581 square feet
Construction Launch	Early 2018
Projected Tenant Move-in	Early 2019
Proposed Tenants	restaurants, diner, brewery/distillery, retail, offices, residential
Additional Public Improvements Needed	murals, pedestrian lighting, security cameras, landscaping, new sidewalks, streetscaping, street trees, traffic calming measures
Developer	Philly Office Retail, LLC
Architects	Seiler & Drury Architects, C2 Architecture, Kyle Meiser



4811 Germantown Avenue



PHILLYOFFICERETAIL.COM
The answer to your office, retail & residential needs



4701 Germantown Avenue



4530 Germantown Avenue



133 Berkley Street



212-20 Roberts Avenue



137-45 Berkley Street



4530-32 Wayne Avenue

**Philly Office Retail
Wayne Junction Properties**





PHILLYOFFICERETAIL.COM
The answer to your office, retail & residential needs



WAYNE
JUNCTION
est 1881
MOVING FORWARD

Bargain
Thrift
(existing)

Woodworking
(existing)

Resale
Row

COASTAL
GAS STATION

GATEWAY SIGNS:
"Welcome to Nicetown"
"Welcome to Germantown"

Future Retail

Rehab
Facility
(existing)

BBQ/
Brew
Pub

Parking

Offices/Apartments

Coffee/
Restaurant

Future Retail

Office

Diner

Future Apartments

Berkley

Wayne Mills
(existing)

WAYNE
MILLS

Executive
Offices

Parking

Dog Park

Commercial
(existing)

Residential
21 Apartments

Wayne

Future
Development

Future Adaptive
Reuse

Greene

Roberts

Roberts

Clarissa

GATEWAY SIGNS:
"Welcome to Nicetown"
"Welcome to Germantown"

FROM
ROOSEVELT
EXPRESSWAY

Wayne Junction
Proposed Uses

Adapted from Philadelphia City Planning Commission's Germantown and Nicetown TOD Plan



JUMPSTART GERMANTOWN
PHILLY OFFICE RETAIL .COM
DEKE'S
BBQ
EAT
& BREW
Wayne Junction DINER

1 BERKLEY STREET ELEVATION

SCALE: 1/16" = 1'-0"



WAYNE JUNCTION

est 1881

MOVING FORWARD



PHILLYOFFICERETAIL.COM

The answer to your office, retail & residential needs





Wayne Junction

Wayne Junction's historical significance, as a hub for industrial innovation and architectural distinction, dates back to the 1880's. Today, it's significant as a transportation hub, the gateway between Nicetown and Germantown, home to the 117 year old Wayne Mills Company, and a National Historic District. With great transit access and beautiful architecture, this area offers many opportunities for increased economic activity.

"For decades, the Wayne Junction area hummed with industrial activity, as raw materials arrived on train cars and left the neighborhood's factories as finished goods — everything from hosiery to hairpins, photographic plates to ball bearings. Many of the building sites, though vacant and run-down, retain remarkable architectural and aesthetic details." Amy Z. Quinn, PlanPhilly/Newsworks, February 8, 2012

Philly Office Retail is excited to lead the revitalization of this rich historic area. Philly Office Retail's work to renovate historic properties in the Wayne Junction area began in 2011 when Ken Weinstein purchased 4701 Germantown Avenue (former Schaeffer School) and 2012 when he purchased 212 Roberts Avenue (former Max Levy Building). Now Philly Office Retail is announcing its large scale plan to redevelop at least 7 properties in the Wayne Junction vicinity, resulting in new apartments, restaurants, a vintage diner, co-working space, multiple office and retail options, a dog park and Philly Office Retail's headquarters. Projected to cost more than $12 million, the redevelopment will also incorporate attractive streetscaping - new street trees, pedestrian lighting, and murals. Construction will begin in early 2018 with tenant move-ins planned for early 2019 or before.

Below you'll find information on the properties Philly Office Retail will be redeveloping, as well as some of the partners working toward the shared vision of a revitalized Wayne Junction.

Philly Office Retail Properties:

4811 Germantown Avenue - Wayne Junction Campus
       In 2014, Philly Office Retail completed the renovation of this 4 building, 8 acre campus. This Second Empire-style home was built in 1874 with locally mined Wissahickon Schist. Considered one of the grandest of the style in Germantown, the mansion served as the residence of William Adamson. The building was later altered to accommodate an Italian Catholic Parish and eventually became the campus of the Germantown Settlement Charter School, which closed in 2009.

Once blighted and vacant, the property now houses 14 businesses and more than 100 jobs. The adaptive reuse of the former St. Michael's Church provides an active use where once there were vacant, deteriorated buildings and overgrown landscaping. Philly Office Retail invested nearly $3 million to make this property usable and attractive. All systems were replaced and numerous structural deficiencies were addressed.

The Wayne Junction Campus boasts a new parking lot and outdoor lighting along with all the modern amenities today's tenants desire. Philly Office Retail transformed this property into an attractive, safe and pedestrian friendly campus setting.

4701 Germantown Avenue

The former Schaeffer School, built in 1876, is a 3 story, 10,000 square foot building at the corner of Germantown and Abbottsford Avenues. Since the building's purchase in 2011, Philly Office Retail has completed significant structural work to preserve the architectural integrity of the space. A new roof and exterior carpentry work was completed in 2016 to preserve the building's historic charm and reverse years of deferred maintenance and repairs.

"The former Charles Schaeffer School is located two blocks north of Wayne Junction Station and across the street from Loudoun Park. The Schaeffer School was built in 1876 by the School District of Philadelphia. The district's Superintendent of Buildings, Lewis Esler, is cited as the architect of the building. The school is a rare example of a particular moment in public school design, in which brick yielded to stone, because schist had become abundant in the Wissahickon Valley, and in which open classroom spaces were divided into more specialized spaces, as prescribed by architect Samuel Sloan." (HiddenCity Philadelphia "Key Germantown Ave Site Set For Rehab" October 24, 2011).

Philly Office Retail plans to redevelop and move its offices to the third floor of this historic property. To assist new local, aspiring residential developers and spur additional investment in and around Wayne Junction, Philly Office Retail will create a unique co-working space for Jumpstart Germantown participants on the second floor. The Jumpstart Germantown co-working center will serve as a hub for collaboration and creativity in the soon to be vibrant Wayne Junction area. Tenants are still being sought for the first floor space.

4530 Germantown Avenue

The former Bargain Thrift Center warehouse space was purchased in 2016 by Philly Office Retail. With over 30,000 square feet of mixed-use space and a location on the corner of Germantown Avenue and Berkley Street, this building is key to the future of Wayne Junction. In a short period of time, Philly Office Retail upgraded the electric system, addressed structural deficiencies, removed underground oil tanks and asbestos and repaired the roof. New, attractive Wayne Junction banners will soon be installed on the Germantown Avenue side of this visible gateway property.

The building originally housed the R-S Products Corporation which, at the time, was the only domestic oil burner manufacturer in Philadelphia. Afterwards, this building housed S. Morgan Smith & Co, manufacturers of turbines and hydraulic machinery. Philadelphia Card & Paper occupied the property until 1961. At some point after 1961, Interior Milling Company operated a woodworking shop in the location.

The 13,000 square foot Bargain Thrift Center will remain a fixture in the Germantown community. And once again the property will be home to woodworking. The Philadelphia Woodworking Company, an artisan group producing high quality wooden furniture and related products, will reside on the 2nd floor after its move from Kensington. Philly Office Retail is still searching for the right tenant for the first floor which has frontage on Berkley Street and a 25 car parking lot.

133 Berkley Street

In 2012, the City of Philadelphia demolished the former Van Straaten and Havey silk mill building. Vacant since 1964, the 50,000 square foot 4-story complex was in imminent danger of collapse. Built in 1919, two additions were added by 1928, nearly doubling the size of the hosiery mill. The mill's last operator was the No Mend Hosiery Co. which purchased the property around 1950 and continued operating on site until 1964.

Philly Office Retail purchased the empty lot earlier this year, from Wayne Mills Company, and signed an agreement of sale on a 1950 Mountain View Diner, the former Windham Diner (1950-1970) currently located in Willimantic, CT, to place on the site and recapture the nostalgia of the former Wayne Junction Diner. The Wayne Junction Diner was located at 4518 Wayne, around the corner from 133 Berkley Street. It closed for business in 1992 and was demolished in 2008. Once again, residents and visitors will have a diner in Wayne Junction - a place to make new memories and reminisce about old ones. The remainder of the site at 133 Berkley Street will be used for parking to serve patrons of the diner and tenants of 137-45 Berkley Street.

137-45 Berkley Street

This multi-structure property consists of a 3 story 6,000 square foot front building and a single story 10,400 square foot rear warehouse. Originally the Blaisdell Paper Pencil Company, the property was constructed around 1893 and later became a factory for arc lamps. It was common for manufacturing facilities to have a one-story production shed which was generally kept narrow in order to allow for as much natural light as possible. The Blaisdell Paper Pencil Company manufactured self-sharpening pencils invented by Frederick E. Blaisdell, who patented the self-sharpening pencil the same year. During World War I, Blaisdell Paper Pencil Co invented two commissioned pencils - skin marking pencils for the Red Cross and glass marking pencils that could withstand heat for scientists and laboratory researchers.

Philly Office Retail purchased the property in late 2016 and will soon begin renovating the space for new tenants. The renovations will include complete restoration of the building, all new systems and installation of full size windows on the facade. The famed Deke's Bar-B-Que will open a third location in this space. Deke's will host parties and events, offer take-out and eat-in service and will serve as a commissary for his catering and food truck operations. To accompany Deke's, an on-site brewery or distillery is in the works. Parking for patrons will be made available at 133 Berkley Street. Soon residents, visitors and commuters will have multiple dining options in Wayne Junction!

212 - 220 Roberts Avenue

This 3 story Beaux Arts-style brick building consists of 26,665 square feet, has great bones and is strategically located right across from the Wayne Junction Train Station. In 2012, Philly Office Retail purchased the property and began the extensive process of environmental remediation and building stabilization. Due to the building's industrial history, Philly Office Retail has already invested over $100,000 in improvements to ensure sustainability of the building for years to come.

The Max Levy building, as it is known, is believed to be one of the first buildings to use reinforced concrete in the United States and consists of a Flemish bond red brick and rough-cut stone main building. Designed in the Beaux Arts Classical style, the building features symmetrical proportions and extravagant classical ornamentation characteristic of the style. The building was originally constructed in 1902 by Max Levy Autograph to house their large scale metal engraving business. The photoengraving business, founded by brothers Louis Edward and Max Levy in 1875 in Baltimore, moved to Wayne Junction in 1902 as a well-established company. Max Levy was called upon to develop several advancements for World War I, including a device adopted by the United States for testing blood of recruits in 1917-18, and the Franklin Institute bestowed a medal to Max Levy for this significant contribution. The company abandoned this building nearly 20 years ago but still operates in a modern facility in Northeast Philadelphia.

Philly Office Retail plans to create approximately 21 residential apartment units. The building's history will heavily influence the unique interior design and layouts of the 1 and 2 bedroom apartments. Philly Office Retail plans to seek historic tax credits for construction with the goal of maintaining the building's eccentric and timeless architecture. Residents of the building, and their four-legged friends, will also be able to enjoy a brand new dog park across the street! This project is set to break ground in early 2018.

4530 and 4532 Wayne Avenue

This combination of two lots, nearly 3,000 square feet of space, is set to become a new gathering place for residents and their canine companions. The public dog park will be an added amenity to those renting at 212 Roberts Avenue and other neighborhood residents. Philly Office Retail purchased this lot last year at sheriff's sale and intends to use it as a completely accessible space for the community to gather and play with their pets! In addition to the excitement of adorable dogs, Philly Office Retail is currently looking into the creation of two large scale murals on the blank walls overlooking the lot.

Some of our Wayne Junction Revitalization Partners:

Philly Office Retail is working closely with the following organizations committed to improving the Wayne Junction area and working with all community stakeholders.

SEPTA - Wayne Junction Train Station

Located on Windrim Avenue, the Wayne Junction Train Station has been a regionally significant transportation hub station since it was opened by the Reading Railroad in 1881. The original building was designed by renowned architect Frank Furness. The station was rebuilt in 1901 with design by Wilson Brothers & Company.

In 2015, SEPTA completed a $31.5 million renovation of the facility. SEPTA worked closely with the community to ensure the success of the project, which aimed to retain the station's historic significance while also positioning it as the center of economic growth in the surrounding neighborhoods.

Wayne Junction serves as a multi-modal transfer point between six of SEPTA's regional rail lines, as well as three major transit routes - the Route 75 Trackless Trolley, and Bus Routes 23 and 53. The station serves more than 321,000 riders annually. Via regional rail, SEPTA riders can generally be in center city in only 10 minutes with trains leaving every 15 minutes, on average.

Wayne Junction Station is eligible for inclusion on the National Register of Historic Places. The project received the 2015 Grand Jury Award from the Preservation Alliance for Greater Philadelphia. Wayne Junction Station impacts more than 17.5 million passenger trips annually.

Source: http://www.septa.org/media/releases/2015/11-12c.html

Wayne Mills Company - 130 Berkley Street

Built in 1884 and first operated as the New Glen Echo Mills - the industrial complex at 130 Berkley Street occupies nearly an entire city block. The facility's eight buildings originally had different uses (historically could have included a warehouse and factory, weaving mill, knitting mill, engine room, picker house, spinning mill, dye house and office). Wayne Mills Co. is the only functioning industrial building within the Wayne Junction National Historic District.

Wayne Mills Company opened in 1910 and has been family owned ever since. Still in operation, Wayne Mils weaves twill tape, binding and light webbing in their factory. With over 60 employees, Wayne Mills is a cornerstone of the Wayne Junction area. In recent years, Wayne Mills invested heavily in improving their buildings. Improvements include additional lighting, new sidewalks, new fencing, and beautiful landscaping with street trees along Berkley Street. In addition to their own production facility, other buildings within the complex are filled by commercial tenants such as Muhammad's Martial Arts Academy.

Mosaic Development Partners - Golaski Park

This one acre site at 4537-63 Wayne Avenue includes three buildings once used to manufacture medical supplies, including vascular prostheses invented by Walter Golaski.

Owners of the property, Alexandra Golaszewska and JohnPaul Golaski, descendants of the original owner, have teamed up with Mosaic Development Partners to create Golaski Park. Golaski Park will be a 40,000 sf mixed use development located at the corner of Wayne Avenue and Apsley Street. Development of this vacant former manufacturing facility will help create a catalyst for positive change in the Germantown community.

The projected development cost is approximately $7.4 million. This project will spur additional development and bring new commerce and high quality, yet affordable, housing to residents in the community. There are other vacant buildings in the vicinity of this development. This project, once completed, will help guide those future projects. The development will consist of 29 studio and one bedroom apartments, an open kitchen studio/restaurant, office space, a potential community child care center, a coffee house, office space, onsite parking and a private outdoor courtyard.

Nicetown CDC - Nicetown Courts I & II - Nicetown CDC's first major housing developments- Nicetown Court I & II are low-income housing tax credit projects that brought in more than $30 million in investment. Nicetown Court I was completed in December 2012, and immediately leveraged the development of Nicetown Court II directly across the street from the historic Wayne Junction Train Station.

Nicetown Court I, at 4330-4350 Germantown Avenue, boasts 37 mixed-income rental units and first-floor commercial space, including a Temple University Hospital family-practice center. In late 2013, Nicetown CDC completed the 50-unit Nicetown Court II at 4428 and 4470 Germantown Avenue, which also has street-level retail for commuters and residents. Nicetown Court II was a collaboration between the Nicetown Community Development Corporation and Universal Companies – with funding help from the city, state and federal governments.

Germantown United CDC

GUCDC is a community-based nonprofit organization that provides assistance to businesses, brings planning and resources to commercial corridors, oversees activities to make corridors clean and safe, and works to attract new businesses to the area. Actively working to bolster and reinforce the vibrancy of the Germantown business district, GUCDC meets the needs of the surrounding community while also attracting visitors from outside the immediate neighborhood. GUCDC supports the revitalization of the Wayne Junction area and is exploring opportunities to strengthen and diversify the mix of commercial uses in the business district through the reuse of vacant and/or underutilized properties and business/job attraction strategies.

Mural Arts

As part of the Wayne Junction revitalization project, the Mural Arts Program and Philly Office Retail is seeking funds to complete up to 8 murals. Painting attractive murals on the train trestles over Germantown and Wayne Avenues will add a splash of color, and also serve to solidify sense of place, adding to the identity of both the Germantown and Nicetown neighborhoods. The murals planned for the two blank walls looking over the dog park (4530-32 Wayne) will enliven this key corner at Wayne Avenue & Berkley Street. And placing murals on the two walls on Germantown Avenue at Wayne Junction will prevent graffiti and add excitement to the area. Mural Arts conducts extensive community engagement as part of the mural process so community members will have ample opportunity to provide input on theme and design.

Philadelphia Water Department

PWD already has plans for public upgrades in the Wayne Junction vicinity, including areas of new sidewalks and tree trenches. These improvements not only enhance the pedestrian right-of-way but also assist in controlling stormwater runoff. Philly Office Retail is working with PWD to determine opportunities for increased stormwater management for each revitalized property. As the project develops, Philly Office Retail will seek SMIP (Stormwater Management Incentives Program) grant funds from PWD to assist with the design and construction of stormwater management projects.

Philadelphia Department of Commerce

The City's Department of Commerce has been working to enhance the commercial districts in both Germantown and Nicetown for years. Philly Office Retail is working closely with multiple offices within Commerce to attract the help needed to revitalize the Wayne Junction area. The Department of Commerce recently placed the Wayne Junction Revitalization project on the Economic Development Administration's list of projects, which opens up opportunities for future funding. Commerce is a key partner in identifying available funding for streetscape components of the project and offering facade grants, security cameras and other incentives to property and business owners.

Fairmount Park

Loudoun Mansion, at 4650 Germantown Avenue, is a historic house owned by Fairmount Park. The Federal-style home was built in 1801 by Thomas Wright Armat with a Greek portico expansion in 1830. The home remained in the family until Armat's great-granddaughter Maria Logan's death in 1939 when she bequeathed the estate to the City of Philadelphia. Lightning struck the property, causing a huge fire in 1993, ending its 25 year run as a house museum. While the house is not open to the public, most of the 7 acre passive park surrounding the mansion is accessible to the community.

This unique home and estate are an added amenity to residents and businesses near Wayne Junction. Fairmount Park is working with an established non-profit organization to once again use this wonderful property for the common good.

For more information about the Wayne Junction Revitalization Project, please contact Angie Williamson at Angie@PhillyOfficeRetail.com. To inquire about Philly Office Retail commercial space available for lease, please contact Je'Juan Ford at JeJuan@PhillyOfficeRetail.com.